Exhibit 1

Changes to business sector reporting structure

Released : 05 Aug 2019 07:00

RNS Number : 8666H

WPP PLC

05 August 2019

FOR IMMEDIATE RELEASE	5 August 2019

WPP PLC (“WPP”)

Changes to business sector reporting structure

Further to the statement in its first quarter trading update on 26 April 2019 that it would review the appropriateness of its existing business sector reporting, WPP is today announcing the outcome of this review.

A key element of our strategy is to align our technology capabilities more closely with our creative expertise, and to simplify WPP through the creation of fewer, stronger, integrated agencies. As a result, a number of businesses currently reported within Public Relations & Public Affairs, and Brand Consulting, Health & Wellness and Specialist Communications, have been merged with entities within Advertising & Media Investment Management (“AMIM”). These include Wunderman, VML, Ogilvy PR and OgilvyOne. Additionally, the US healthcare companies have been realigned with strong agency partners within AMIM, and Burson Marsteller and Cohn & Wolfe have been merged to form Burson Cohn & Wolfe.

As a consequence of these moves, which reflect changes in the way we manage the business and report internally, we will report under the following sectors as from the 2019 interim results:

·	Global Integrated Agencies: all of Ogilvy, VMLY&R, Wunderman Thompson, Grey, GroupM and Hogarth.

·	Data Investment Management: the Kantar business.

·	Public Relations: WPP’s public relations specialists, as previously reported but excluding Ogilvy PR which now sits within Global Integrated Agencies as part of Ogilvy.

·	Specialist Agencies: more specialised agencies, whether by region or range of services.

This change only affects the business sector reporting structure of the results; there is no change to the Group-level financial statements or the geographical segmentation.

Revenue and revenue less pass-through costs data for the four quarters of 2018 have been restated under the new business sector structure, and are available for download at www.wpp.com/investors/results-presentations-and-reports?page=1. A summary of half year and full year data for 2018, including headline operating profit and margin, under both historical and new business sector structures is presented below.

  REVENUE

  FIRST HALF

  NEW SECTORS

£ million	2018	reported	constant	LFL
Global Integrated Agencies	4,756	-2.1%	3.0%	2.2%
Data Inv. Mgt.[1]	1,226	-5.6%	-1.6%	-1.9%
Public Relations	454	-0.2%	5.8%	5.5%
Specialist Agencies	1,057	1.5%	6.6%	1.7%
Total Group	7,493	-2.1%	2.9%	1.6%

OLD SECTORS

£ million	2018	reported	constant	LFL
AMIM	3,441	-3.6%	1.1%	2.2%
Data Inv. Mgt.	1,236	-5.9%	-1.9%	-2.2%
PR & PA	581	-2.7%	3.0%	3.7%
BC, HW & SC	2,235	3.0%	8.7%	2.4%
Total Group	7,493	-2.1%	2.9%	1.6%

  FULL YEAR

  NEW SECTORS

£ million	2018	reported	constant	LFL
Global Integrated Agencies	9,930	-1.0%	1.9%	1.4%
Data Inv. Mgt.[1]	2,561	-4.3%	-1.7%	-1.7%
Public Relations	932	1.8%	4.7%	4.0%
Specialist Agencies	2,179	-0.2%	2.4%	-0.1%
Total Group	15,602	-1.3%	1.5%	0.8%

OLD SECTORS

£ million	2018	reported	constant	LFL
AMIM	7,132	-3.2%	-0.4%	1.0%
Data Inv. Mgt.	2,582	-4.5%	-1.8%	-2.0%
PR & PA	1,211	0.6%	3.4%	3.1%
BC, HW & SC	4,677	3.3%	6.3%	1.5%
Total Group	15,602	-1.3%	1.5%	0.8%

1.

Data Investment Management in 2018 now excludes £21m of revenue, £13m of revenue less pass-through costs and £8m of headline operating losses from businesses which are not part of the Kantar transaction. The significant majority of these businesses have been closed or sold as part of the ongoing restructuring.

  REVENUE LESS PASS-THROUGH COSTS

  FIRST HALF

  NEW SECTORS

£ million	2018	reported	constant	LFL
Global Integrated Agencies	3,844	-4.5%	0.5%	0.2%
Data Inv. Mgt.[1]	940	-4.8%	-0.5%	-1.1%
Public Relations	430	0.1%	6.0%	5.9%
Specialist Agencies	935	0.2%	5.4%	0.1%
Total Group	6,149	-3.6%	1.4%	0.3%

OLD SECTORS

£ million	2018	reported	constant	LFL
AMIM	2,639	-7.3%	-2.8%	-0.8%
Data Inv. Mgt.	946	-5.1%	-0.8%	-1.5%
PR & PA	551	-3.0%	2.6%	3.5%
BC, HW & SC	2,013	2.5%	8.4%	1.9%
Total Group	6,149	-3.6%	1.4%	0.3%

  FULL YEAR

  NEW SECTORS

£ million	2018	reported	constant	LFL
Global Integrated Agencies	8,071	-2.9%	-0.1%	-0.3%
Data Inv. Mgt.[1]	1,953	-4.1%	-1.2%	-1.5%
Public Relations	880	1.8%	4.7%	4.0%
Specialist Agencies	1,923	-1.6%	1.2%	-1.5%
Total Group	12,827	-2.6%	0.2%	-0.4%

OLD SECTORS

£ million	2018	reported	constant	LFL
AMIM	5,530	-6.1%	-3.3%	-1.2%
Data Inv. Mgt.	1,966	-4.2%	-1.3%	-1.8%
PR & PA	1,136	-0.4%	2.5%	2.6%
BC, HW & SC	4,195	2.6%	5.6%	0.6%
Total Group	12,827	-2.6%	0.2%	-0.4%

1.

Data Investment Management in 2018 now excludes £21m of revenue, £13m of revenue less pass-through costs and £8m of headline operating losses from businesses which are not part of the Kantar transaction. The significant majority of these businesses have been closed or sold as part of the ongoing restructuring.

  HEADLINE OPERATING MARGINS

  FIRST HALF

  NEW SECTORS

£ million	Revenue less pass- through costs	Headline operating profit[2]	Headline operating profit margin
Global Integrated Agencies	3,844	485	12.6%
Data Inv. Mgt.[1]	940	110	11.7%
Public Relations	430	69	16.0%
Specialist Agencies	935	119	12.7%
Total Group	6,149	783	12.7%

OLD SECTORS

£ million	Revenue less pass- through costs	Headline operating profit[2]	Headline operating profit margin
AMIM	2,639	370	14.0%
Data Inv. Mgt.	946	106	11.2%
PR & PA	551	84	15.3%
BC, HW & SC	2,013	223	11.0%
Total Group	6,149	783	12.7%

  FULL YEAR

  NEW SECTORS

£ million	Revenue	Headline	Headline
	less pass-	operating	operating
	through	profit[2]	profit
	costs		margin
Global Integrated Agencies	8,071	1,239	15.4%
Data Inv. Mgt.[1]	1,953	296	15.2%
Public Relations	880	141	16.0%
Specialist Agencies	1,923	286	14.9%
Total Group	12,827	1,962	15.3%

OLD SECTORS
£ million	Revenue	Headline	Headline
	less pass-	operating	operating
	through	profit[2]	profit
	costs		margin
AMIM	5,530	947	17.1%
Data Inv. Mgt.	1,966	288	14.7%
PR & PA	1,136	178	15.7%
BC, HW & SC	4,195	549	13.1%
Total Group	12,827	1,962	15.3%

1.

Data Investment Management in 2018 now excludes £21m of revenue, £13m of revenue less pass-through costs and £8m of headline operating losses from businesses which are not part of the Kantar transaction. The significant majority of these businesses have been closed or sold as part of the ongoing restructuring.

2.	Headline operating profit is as defined in the 2018 Annual Report

For more information please contact: Investors and analysts:

Peregrine Riviere	+44 7909 907193
Lisa Hau	+44 7824 496015
Fran Butera (US)	+1 914 484 1198

Media:

Chris Wade	+44 20 7282 4600
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Richard Oldworth,	+44 20 7466 5000
Buchanan Communications	+44 7710 130 634

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